SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Scorpio Bulkers Inc.

(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
Y7546A106

(CUSIP Number of Class of Securities)
Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

August 14, 2015

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y7546A106	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,972,011*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,972,011*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,972,011*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.32%*
14	TYPE OF REPORTING PERSON* PN, IA

*Reflects beneficial ownership as of August 18, 2015.

SCHEDULE 13D

CUSIP No. Y7546A106	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,972,011*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,972,011*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,972,011*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.32%*
14	TYPE OF REPORTING PERSON* PN, HC

*Reflects beneficial ownership as of August 18, 2015.

SCHEDULE 13D

CUSIP No. Y7546A106	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,972,011*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,972,011*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,972,011*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.32%*
14	TYPE OF REPORTING PERSON* OO, HC

*Reflects beneficial ownership as of August 18, 2015.

This Amendment No. 3 to Schedule 13D, dated August 18, 2015 (this “Amendment No. 3”), amends the Schedule 13D originally filed on June 9, 2015 (the “Original 13D”) by Monarch Debt Recovery Master Fund Ltd, Monarch Alternative Capital LP (“Monarch”), MDRA GP LP (“MDRA GP”) and Monarch GP LLC (“Monarch GP”), as amended by Amendment No. 1 to Schedule 13D filed on June 30, 2015 and Amendment No. 2 to Schedule 13D, dated July 30, 2015 (the Original 13D, and as amended by such Amendment No. 1, such Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”).  This Amendment No. 3 is being filed on behalf of Monarch, MDRA GP and Monarch GP (collectively, the “Reporting Persons”).  This Amendment No. 3 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Scorpio Bulkers Inc., a Marshall Islands corporation (the “Company”). Monarch is the investment advisor to a variety of funds (any such funds, as applicable, collectively the “Funds”). The Reporting Persons are filing this Amendment No. 3 to amend Items 3 and 5 of the Schedule 13D as follows:

Item 3.                Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:
The Funds expended an aggregate of approximately $163,421,028.54 of their own investment capital in direct transactions with the Company and in open market transactions to acquire the 37,972,011 shares of Common Stock held by them.
Item 5.                Interest in Securities of the Issuer
Items 5(a) and 5(b) are hereby amended and restated in their entirety to read as follows:
(a)            Each of Monarch, MDRA GP and Monarch GP indirectly beneficially own 37,972,011 shares of Common Stock.  Such shares represent 11.32 % of the 335,310,465 shares of Common Stock outstanding.  The percentages used herein and in the rest of this Amendment No. 3 are calculated based upon a number of outstanding shares consisting of 335,310,465 shares of Common Stock reported as outstanding in the Company’s Form 6-K, dated as of June 26, 2015 (the “Form 6-K”).  None of the individual Funds own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b)            Monarch, MDRA GP and Monarch GP share voting and dispositive power over 37,972,011 shares of Common Stock held directly by the Funds with each applicable Fund directly holding such shares.

Item 5(c) is hereby amended by adding thereto the following:

(c)            On July 31 2015, the Funds acquired in the open market, 1,976,863 shares of Common Stock at a price of $1.80 per share. On August 5, 2015, the Funds acquired in the open market 50,000 shares of Common Stock at a price of $1.79 per share. On August 6, 2015, the Funds acquired in the open market 25,000 shares of Common Stock at a price of $1.74 per share. On August 11, 2015, the Funds acquired in the open market 50,000 shares of Common Stock at a price of $1.78 per share.  On August 12, 2015, the Funds acquired in the open market 250,000 shares of Common Stock at a price of $1.71 per share, and 240,998 shares of Common Stock at a price of $1.73 per share.  On August 13, 2015, the Funds acquired in the open market 749,300 shares of Common Stock at a price of $1.72 per share. On August 14, 2015, the Funds acquired in the open market 75,000  shares of Common Stock at a price of $1.68 per share.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2015	MONARCH ALTERNATIVE CAPITAL LP
By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: August 18, 2015	MDRA GP LP
By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: August 18, 2015	MONARCH GP LLC

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member